[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA EDGAR

July 20, 2021

Kevin Dougherty
Tim Levenberg
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GXO Logistics, Inc.
Amendment Nos. 3, 4 and 5 to
Draft Registration Statement on Form 10-12B
Filed July 7th, 15th and 19th, 2021
CIK No. 0001852244

Dear Messrs. Dougherty and Levenberg:

On behalf of our client, GXO Logistics, Inc. (“GXO” or the “Company”), currently a wholly owned subsidiary of XPO Logistics, Inc. (“XPO”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Amendment Nos. 3, 4 and 5 to the Company’s Draft Registration Statement on Form 10, filed with the Commission on July 7th, 15th and 19th, 2021 (the “Registration Statement”), contained in your letter dated July 19, 2021 (the “Comment Letter”).

For the Staff’s convenience, the text of the Staff’s comments are set forth in bold, followed by the Company’s responses.

Risk Factors – Risks Related to Our Common Stock
GXO’s amended and restated certificate of incorporation will contain an exclusive forum provision..., page 36

1.We note that you have revised your prospectus to disclose that your exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder, but that your Article XII of Exhibit 3.1 does not contain a similar statement. If the company does not amend the exhibit, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: In response to the Staff’s comment, Article XII of Exhibit 3.1 has been revised.

U.S. Securities and Exchange Commission
July 20, 2021

If you have any questions regarding the Registration Statement or need any hard copies of the submission, please contact the undersigned at (212) 403-1122 or VSapezhnikov@wlrk.com, or my colleague Adam Emmerich at (212) 403-1234 or AOEmmerich@wlrk.com.

Sincerely,

/s/ Viktor Sapezhnikov
Viktor Sapezhnikov

cc:	Karlis P. Kirsis, Corporate Secretary, XPO Logistics, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz